pE 8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 6 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on August 7, 2002, in English with respect to its interim results for the first half of the year 2002.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
ANNOUNCES 2002 INTERIM RESULTS

Net Profit Increases 14.05%

(Beijing, China, August 7, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited operating results for the six months period ended June 30, 2002.

The consolidated net profit of the Company and its subsidiary for the first half of 2002 was RMB1,777 million (equivalent to US$215 million), representing an increase of 14.05% compared to the same period last year. Earnings per share was RMB0.30 or RMB11.85 (equivalent to US$1.43) for each American Depositary Share. The board of directors does not recommend any interim dividends for year 2002.

The increase in profit is due to the power generation increase of the Company's power plants, as well as the Company's effective cost control measures. The Company's average unit cost for power sold for the first half of 2002 was RMB194.60/MWh. The Company's total power generation based on the consolidation basis for the first half year of 2002 was 29.41 billion kWh, an increase of 11.2% over the same period last year on the same basis, representing approximately 51.6% of the annual plan. The board of directors of the Company was satisfied with the above operating results.

.../P.2

In the first half of this year, the Company made a substantial breakthrough in acquiring power assets. The Company successfully acquired the equity interests of Shanghai Shidongkou First Power Plant, Jiangsu Taicang Power Plant and Jiangsu Huaiyin Power Plant, as well as all assets and liabilities of Zhejiang Changxing Power Plant, which were all formerly owned by China Huaneng Group. After obtaining all the necessary government approvals on the acquisition and paying the purchase consideration, the acquisition became effective on July 1, 2002 and the Company obtained the ownership and control over the relevant assets the same day and the Company increased its net installed capacity by 1,686.6MW. The acquisition further increased the Company's market share in East China and enabled the Company to enter the market of Zhejiang Province, one of the fastest growing markets for power demand in PRC, for the first time. The Company has full confidence that these acquired power plants will bring reasonable returns, through further strengthening its management.

In addition, the first unit (Unit 5) of its Dezhou Power Plant Phase III completed the full-load trial run on June 29 and commenced commercial operation one year ahead of the project's original schedule. At the same time, the Company is actively pushing ahead with the development of two gas-fired generation projects in Shanghai and Jinling and the expansion projects of Shangan Phase III and Shantou Phase II, as well as Zhejiang Yuhuan Power Plant, and has made progress on their preliminary work.

Notwithstanding the foregoing, the Company still faces certain difficulties and challenges in the second half of this year, especially in respect of the pressure of coal price increase and the downward pressure on power tariffs. However, the Company is confident that its annual targets will be achieved through continuously enhancing its power sales and strengthening its internal cost management.

.../P.3

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 13,235MW, the Company is the largest independent power producer in China.

~ End ~

Encl: The unaudited condensed consolidated financial statements of the Company and its subsidiary for the six months period ended June 30, 2002, prepared under International Accounting Standards.

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARY
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED 30TH JUNE, 2002

(Amounts expressed in thousands, except per share data)

	For the six months ended 30th June,		
	2002		2001
	(Rmb)	(US$)	(Rmb)
Operating revenue, net	7,861,204	949,753	7,455,908
Operating expenses			
Fuel	(2,862,970)	(345,890)	(2,331,880)
Maintenance	(268,548)	(32,445)	(371,079)
Depreciation	(1,579,206)	(190,792)	(1,656,818)
Labor	(433,642)	(52,391)	(356,189)
Transmission fees	(11,906)	(1,438)	(16,294)
Service fees to HIPDC	(143,703)	(17,362)	(153,665)
Others	(140,105)	(16,927)	(203,133)
Total operating expenses	(5,440,080)	(657,245)	(5,089,058)
Profit from operation	2,421,124	292,508	2,366,850
Interest income	73,021	8,822	52,761
Interest expense	(266,684)	(32,219)	(501,402)
Exchange losses, net	(6,625)	(800)	(8,142)
Total financial expenses	(200,288)	(24,197)	(456,783)
Share of loss of an associate	(16,935)	(2,046)	(1,626)
Profit before taxation	2,203,901	266,265	1,908,441
Taxation	(381,966)	(46,147)	(318,756)
Profit after taxation	1,821,935	220,118	1,589,685
Minority interests	(44,658)	(5,395)	(31,370)
Net profit attributable to shareholders	1,777,277	214,723	1,558,315
Basic earnings per share(Rmb)	0.30	0.04	0.28
Fully diluted earnings per share(Rmb)	0.29	0.04	0.27

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb8.2771 announced by the People's Bank of China on 30th June, 2002. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate on 30th June, 2002, or at any other certain rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS OF 30TH JUNE, 2002

(Amounts expressed in thousands)

	As of 30th June, 2002		As of 31st December, 2001
	(Rmb)	(US$)	(Rmb)
ASSETS			
Non-current assets			
Property, plant and equipment, net	36,724,457	4,436,875	37,557,114
Land use rights	792,681	95,768	787,131
Investment in an associate	209,553	25,317	226,488
Other long-term assets	205,567	24,836	183,628
Less: Negative goodwill	(2,101,866)	(253,937)	(2,225,505)
Total non-current assets	35,830,392	4,328,859	36,528,856
Current assets			
Cash and cash equivalents	3,731,507	450,823	2,173,136
[illegible]	[illegible]	[illegible]	[illegible]
Other receivables and assets, net	200,752	24,254	240,545
Total current assets	7,322,307	884,647	10,763,919
Total assets	43,152,699	5,213,506	47,292,775
EQUITY AND LIABILITIES			
Shareholders' equity			
4,250,000,000 PRC Domestic Shares, par value Rmb 1.00 each, in form of legal person shares	4,250,000	513,465	4,250,000
250,000,000 A Shares, par value Rmb 1.00 each	250,000	30,204	250,000
1,500,000,000 Overseas Listed Foreign Shares, par value Rmb 1.00 each	1,500,000	181,223	1,500,000
Additional paid-in capital	10,609,148	1,281,022	10,137,732
Dedicated capital	2,977,668	359,748	2,659,012
Equity component of convertible notes	45,090	5,448	510,506
Retained earnings	8,644,901	1,044,436	8,986,280
Total shareholders' equity	28,270,807	3,415,546	28,293,530
Minority interests	361,678	43,696	486,261
Non-current liabilities			
Liability component of convertible notes	153,940	18,598	-
Long-term loans from shareholders	583,323	70,474	777,717
Other long-term loans	7,950,909	960,591	8,798,045
Deferred tax liability	14,276	1,725	-
Other financial liabilities	11,312	1,367	14,875
Total non-current liabilities	8,713,760	1,052,755	9,590,637
Current liabilities			
Short-term loans	100,000	12,082	40,000
Current portion of long-term loans from shareholders	194,797	23,534	15,565
Current portion of other long-term loans	1,956,330	236,955	2,913,281
Payables and accrued liabilities	2,717,769	328,348	2,657,223
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]
Due to other related parties	54,000	6,524	3,225
Staff welfare and bonus payable	330,121	39,884	376,193
Liability component of convertible notes	-	-	1,703,443
Put option of convertible notes	-	-	655,640
Total current liabilities	5,806,454	701,509	8,922,347
Total equity and liabilities	43,152,699	5,213,506	47,292,775

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb8.2771 announced by the People's Bank of China on 30th June, 2002. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate on 30th June 2002, or at any other certain rate.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

INTERIM RESULTS ANNOUNCEMENT

The Board of Directors of Huaneng Power International, Inc. (the "Company") is pleased to announce the unaudited operating results for the six months period ended 30th June, 2002 ("Accounting Period") and a comparison with the operating results for the same period of year 2001. For the six months period ended 30th June, 2002, the Company recorded net operating revenues of Rmb7,861 million and net profit of Rmb1,777 million, representing increases of 5.44% and 14.05% respectively as compared to the same period of year 2001. Earnings per share was Rmb0.30 and net asset value per share was Rmb4.71.

The Board of Directors is satisfied with the above results. Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of year 2002, the continued and steady development of the PRC's national economy led to the stable increase in power demand thus creating a favourable market environment for the growth of power generation. The management and all the staff of the Company made great efforts to seize the favourable opportunities of market upturn and to strengthen the operation and management, thus overcoming adverse factors including increase in fuel prices and decrease in power tariffs and achieving satisfactory results.

1. Power Generation

During the first half of this year, the power plants of the Company achieved power generation totalling 29.41 billion kWh based on the consolidation basis, representing approximately 51.6% of the annual plan and an increase of 11.2% over the same period of last year. The growth of power generation was mainly attributable to the increase in the demand for power generation in the PRC. At the same time, power generation of the power plants increased significantly due to the weather conditions of Fujian and other regions. On the other hand, suitable arrangement for the overhaul of generating units enhanced the safe and stable operation of the generating units and increased the availability factor of the generating units, thus contributing to the increase in power generation.

2. Cost Control

Owing to the change in the coal supply and demand situation in the PRC, coal prices have increased significantly since the second half of the previous year. The Company strengthened its management of coal procurement and reinforced its cost control measures which proved to be fruitful. The average unit cost for power sold of the Company, for the first half of the year was RMB194.6/MWh, which was slightly decreased from the same period of last year.

3. Project development and construction

In the first half of the year, one 660 MW coal-fired generating unit (Unit 5) of Dezhou Power Plant Phase III completed trial operation on 29th June and commenced commercial operation one year ahead of the project's original schedule. At the same time, the Company is actively pushing ahead the development of two gas-fired generation projects in Shanghai and Jinling and the expansion projects of Shangan Phase III and Shantou Phase II as well as Zhejiang Yuhuan Power Plant, and has made progress in their preliminary work.

4. **Asset Acquisition**

According to its overall development strategy and asset acquisition plan, the Company successfully acquired the equity interests of Shanghai Shidongkou First Power Plant, Jiangsu Taicang Power Plant, Jiangsu Huaiyin Power Plant and all the assets and liabilities of Zhejiang Changxing Power Plant, which were all formerly owned by China Huaneng Group ("Huaneng Group"). After obtaining all the necessary government approvals on the acquisition and paying the purchase consideration, the acquisition became effective on 1st July, 2002 and the Company obtained the ownership and control over the relevant assets on the same day. Such acquired equity interests have been consolidated with those of the Company from 1st July 2002 and the Company increased its net additional capacity by 1,686.6 MW. The acquisition further increased the Company's market share in East China, and enabled the Company to enter Zhejiang Province, one of the fastest growing markets for power demand in the PRC, for the first time. The Company has full confidence that these acquired power plants will bring reasonable returns through further strengthening its management.

5. **Corporate governance**

In order to further enhance the corporate governance of the Company and to strengthen its management, the Board has appointed an additional independent director with an aim to strengthen the directing and supervising functions of the Board in respect of the Company's business activities and operations and to more effectively protect the interests of the investors.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

Despite the above-mentioned results, the Company anticipates to face various challenges and difficulties during the second half of this year, such as increasing pressure for tariff downward of some power plants, the unlikelihood that the coal market trend will change remarkably in the near future, and the possibility that uncertain factors arising from the power sector reform, all of which will affect the profitability of the Company in the near future. As usual, the management of the Company will seek optimisation of shareholders' interests as its operation objective and targets. Accordingly, the management and all the staff of the Company will continue to strive to overcome the difficulties and ensure the achievement of annual targets in terms of generation and operation. The main tasks for the second half of the year include:

1. to ensure the safe operation of all power plants and increase power generation by every possible means so as to surpass the annual power generation target;

2. to strengthen internal management and cost controls; to continue to focus on fuel costs control in order to limit the range of increase of unit fuel costs; to strengthen the analysis and forecast on the coal market and to actively tap new, more economical and suitable types of coal, and greatly promote blend coal burning and energy saving work;

3. to reinforce the Company's marketing efforts and further perfect the analysis on power pooling in order to maximise the benefits of power sale by competitive bidding;

4. to follow the trend of the power sector reforms and seize every possible opportunity to expand the operating scale of the Company and increase the competitiveness of the Company;

5. to strive to achieve the commencement of operation of generating Unit 6 of Dezhou Power Plant Phase III and continue to actively carry out the preparation work of the proposed projects.

OPERATING RESULTS

Summary

During the first half of 2002, the power generation of the Company and its subsidiary increased by 11.2% when compared with the same period in last year, amounting to 29.41 billion kWh (2001: 26.45 billion kWh). The generation unit No.5 of Dezhou Phase III, a 660MW coal-fired generating unit, was put into commercial operation on 29th June, 2002. It is expected to increase cash inflow from operating activities considerably for the Company in the second half of the year.

Net Operating Revenues

Net operating revenues represent operating revenues net of value-added tax and deferred revenue. For the first half of 2002, the consolidated net operating revenues of the Company and its subsidiaries were RMB7,861 million, representing an increase of 5.44% over Rmb7,456 million of the same period in last year. (When comparing the net operating revenues before deferred revenue, it would have been increased by 6.67% over the same period in last year). Deferred revenue represents the excess of the major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost recovered from the tariff over the amount actually incurred in that year. The Company estimates that over the useful life of its power plants, the total amount of major repair and maintenance expenses determined on the basis of 1% of fixed assets cost would approximate the total amount to be actually incurred. With reference to the relevant accounting treatment under US GAAP in relation to cost not yet incurred but already recovered from the tariff, the Company recorded the excess amount as deferred revenue and reduced the same amount from repair and maintenance expenses in 2002 (i.e. repair and maintenance expenses are recorded based on the actual amount incurred).

The increase of net operating tariff was mainly contributed by Fuzhou Power Plant and Shantou Coal-fired Power Plant. Owing to the low rainfall in Fujian Province during the first half of 2002, the power generation of hydro power plants was reduced. The power generation of Fuzhou Power Plant was increased by 87.29% when compared with the same period in last year. The operating hour of Guangdong Coal-fired Power Plant has reached its record high. The power generation and net operating revenue of Shantou Coal-fired Power Plant increased by 14.58% and 15.20%, respectively.

Operating Cost

The consolidated operating costs of the Company and its subsidiary increased by 6.92% to RMB5,441 million over the same period in last year (When comparing the operating costs with the repair and maintenance expenses determined on the basis of 1% of the fixed assets cost, it would have been increased by 8.73%). The percentage of increase was lower than that of power generation during the period. This was the result of the effective cost control measures adopted by the Company.

The main operating cost of the Company and its subsidiary is fuel cost. The Company faced very unfavourable coal market situation, the constant increase of coal price resulted in increasing in fuel cost since July 2001 until February 2002. The unit price of natural coal was increased by 9.58% to RMB238.01 per ton when compared with RMB217.2 per ton of the same period in last year. As a result, the unit fuel cost per MWh of power sold was increased by 10.17% to RMB102.40 (2001: RMB92.95).

Apart from the non-controllable operating cost, such as depreciation expenses, the maintenance expenses and other expenses of the Company have decreased when compared with the same period last year, which was a result of our effective cost control mensures.

Financial expenses

The financial expenses for the first half of 2002 amounted to RMB200 million, representing a decrease of 56.15% when compared with RMB457 million during the same period in last year. This was because of the repayment of the loan balance and decrease of market interest rate during the first half of 2002.

Income Tax

For the first half of 2002, the Company enjoyed the same preferential tax treatment as in last year. The average tax rate for the current period was 17%.

Net Profit

The consolidated net profit of the Company and its subsidiary for the first half of 2002 was RMB1,777 million, representing an increase of 14.05% when compared with RMB1,558 million for the first half of 2001. This was mainly attributable to the increase of power generation and better cost control measures adopted by the Company.

Comparison of key financial ratios

	30th June, 2002		**30th June, 2001**	
	The Company and its subsidiary	**The Company**	**The Company and its subsidiaries**	**The Company**
Ratio of liabilities and shareholders' equity	0.51	0.48	0.80	0.75
Current ratio	1.26	1.29	0.98	0.99
Quick ratio	1.23	1.17	0.89	0.90
Multiples of interest earned	6.66	6.80	4.49	4.63

In the first half of 2002, the Company redeemed the convertible notes with a principal of approximately US$210 million, at a premium of US$60 million. As a result, the ratio of liabilities to owner's equity was decreased and this had strengthened the capital structure of the Company.

The operating results in the first half of 2002 had reflected the improvement of the competitiveness, earning ability and capital structure of the Company.

As at 30th June, 2002, the total liabilities of the Company and its subsidiary were approximately RMB14.52 billion, and the ratio of liabilities to shareholders' equity was 0.51.

As at 30th June, 2002, the balances of loans denominated in foreign currencies were US$1,210 million (including US$20 million non-redeemed convertible notes), of which US$245 million was repayable within one year. The Company and its subsidiary will pay close attention to the fluctuations in the foreign exchange market and cautiously assess the exchange rate risk.

As at 30th June, 2002, most of the long-term loans of the Company and its subsidiary were fixed-rate loans. The balance of the floating-rate loans of the Company and its subsidiary amounted to approximately Rmb4,041 million. The Company and its subsidiary made use of interest rate swap contracts, when appropriate, to manage the risk of interest rate fluctuations. Please refer to Note 14 to the condensed financial statements for further details.

Calculation formula of the financial ratio:

Ratio of liabilities to shareholders' equity	=	balance of liabilities at the end of the period/ balance of shareholders' equity at the end of the period
Current ratio	=	balance of current assets at the end of the period/ balance of current liabilities at the end of the period
Quick ratio	=	(balance of current assets at the end of the period -- net amount of inventory at the end of the period)/ balance of current liabilities at the end of the period
Multiples of interest earned	=	(profit before taxation + interest expenses)/ interest expenditure (including capitalised interest)

SHARE CAPITAL STRUCTURE

As at 30th June, 2002, the entire issued share capital of the Company, excluding the shares which might be converted from the convertible notes, was 6,000,000,000 shares, of which 4,500,000,000 shares were domestic shares, representing 75% of the entire issued share capital, and 1,500,000,000 shares were foreign shares, representing 25% of the entire issued share capital. In respect of domestic shares, Huaneng International Power Development Corporation ("HIPDC") owns a total of 2,554,840,000 shares, representing 42.58% of the entire issued share capital of the Company. Other domestic shareholders hold a total of 1,945,160,000 shares, representing 32.42% of the entire issued share capital.

The US$230 million convertible notes issued by the Company are convertible into foreign shares of the Company at a price of US$29.2 for each American Depository Share on or before 21st May, 2004. As stipulated in the terms of the notes, holders of the notes have the option for early redemption on 21st May, 2002, in whole or in part, at 128.575% of the principal amount of the notes together with accrued interest. According to the formal written notice of the trustee bank for the notes, the final effective principal amounts of US$209,685,000 of the notes were tendered for early redemption. The Company has redeemed such notes on 21st May, 2002. As at 30th June, 2002, there are outstanding notes with a face value of US$20,315,000. Assuming such portion of the convertible notes was fully converted into foreign shares of the Company, the total issued share capital of the Company would increase by 27,828,767 foreign shares.

The Company is not aware of any conversion of the convertible notes into shares of the Company as at 30th June, 2002.

Purchase, Sale or Redemption of Shares

The Company did not sell any other types of securities and did not purchase or redeem its own shares or other securities in the first half of year 2002.

Shareholding of Major Shareholders

As at 30th June, 2002, the shareholding position of the Company was as follows:

	Total Shareholdings	Percentage of total shares outstanding
	(in '000)	*(%)*
Domestic Shares		
Huaneng International Power Development Corporation	2,554,840	42.58
Hebei Provincial Construction Investment Company	452,250	7.54
Fujian International Trust & Investment Company Limited	334,850	5.58
Jiangsu International Trust & Investment Company Limited	312,375	5.20
Liaoning Energy Corporation	229,685	3.83
Dalian Municipal Construction Investment Company	226,125	3.77
Nantong Investment Management Centre	67,875	1.13
Shantou Electric Power Development Company	46,500	0.77
Shantou Power Development Joint Stock Company Limited	19,000	0.32

Dandong Energy Investment Development Centre	6,500	0.11
Social Public Shares	250,000	4.17
Sub-total	4,500,000	75.00
Overseas Listed Foreign Shares	1,500,000	25.00
TOTAL	6,000,000	100.00

Save and except for the above, the Board of Directors was not aware of any other major shareholders who should make the aforesaid disclosure in accordance with section 16(1) of the Securities (Disclosure of Interests) Ordinance.

Directors' and Supervisors' Right to Purchase Shares

As at 30th June, 2002, none of the directors, senior managerial staff, supervisors and other associates had any beneficial interests in the securities or debt instruments of the Company which were required to be recorded on the register pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. The Company did not have any arrangement during such period whereby the above persons would acquire benefits by means of the acquisition of shares in, or debentures of, the Company or other corporate body.

Dividends

It was resolved by the Board of Directors not to distribute any interim dividends for year 2002.

Major Events

1. The Company convened a board meeting on 27th March, 2002. At the meeting, it was resolved that the Company would not re-appoint Arthur Andersen & Co. (Hong Kong Certified Public Accountants) and Arthur Andersen • Hua Qiang Certified Public Accountants as its respective international auditors and the PRC auditors for the year 2002; and that the Company appointed PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers as its respective PRC auditors and international auditors for the year 2002.

2. The Company convened a board meeting on 9th May, 2002. The meeting discussed and passed the resolution for the RMB2.05 billion acquisition of the equity interests and assets of four power plants from Huaneng Group: (1) 70% equity interest of the registered capital of Shanghai Shidongkou Power Limited Company ("Shanghai Shidongkou First Power Plant"); (2) 70% equity interest of the registered capital of Suzhou Industrial Park Huaneng Power Limited Liability Company ("Jiangsu Taicang Power Plant"); (3) 44.16% equity interest of the registered capital of Jiangsu Huaneng Huaiyin Power Limited Company ("Jiangsu Huaiyin Power Plant"); and (4) entire assets and liabilities of Zhejiang Changxing Power Plant. Accordingly, the Company entered into a transfer agreement on the acquisition with Huaneng Group on that day.

   On 24th June, 2002, the Company convened an extraordinary general meeting. The above acquisition and its relevant connected transactions were approved at the meeting. Settlement of the above Transfer Agreement was completed on 1st July, 2002 and the acquired equity interests of Huaneng Group were consolidated into the Company from 1st July, 2002.

3. According to the terms of the US$230 million convertible notes issued by the Company, holders of the notes have the option for early redemption on 21st May, 2002, in whole or in part, at 128.575% of the principal amount of the notes together with accrued interest. According to the formal written notice of the trustee bank for the notes, the final effective principal amounts of US$209,685,000 of the notes were tendered for early redemption.

Change of Directors, Supervisors and Management

The Company convened its annual general meeting for year 2001 on 15th May, 2002. At the meeting, it was resolved that the resignations of Mr Feng Dawei, Ms Li Zhongshu, Messrs Bao Qianyuan, Lin Jianxin and Miao Kai as directors of the Company be approved; the appointments of Messrs Wu Dawei, Liu Guoyue, Shen Zongmin and Shen Weibing as directors and the appointment of Mr Qian Zhongwei as an independent director of the Company be approved, and their term of office shall be effective from the date of approval to the expiration date of the term of office of this session of board of directors.

Code of Best Practice

The Company has not established an audit committee (the "Audit Committee") to review and supervise the Company's financial reporting procedures and internal controls pursuant to paragraph 14 of the Code of Best Practice set out in Appendix 14 of the Listing Rules of The

Stock Exchange of Hong Kong Limited (the "Code of Best Practice"). However, since the establishment of the Company, under its organisational structure, the Company has, in lieu, established a Supervisory Committee which carries out functions similar to those of an Audit Committee. Members of the Company's Supervisory Committee are elected by and can be removed in general meetings of shareholders and shall be accountable to the shareholders at the general meeting. Members of the Audit Committee mainly comprise the non-executive independent directors of the Company. Apart from this, the Financial Committee of the Board of Directors also carries out the function to examine the financial positions, budget and accounting reports and relevant financial issues of the Company.

Apart from this, none of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Accounting Period, in compliance with the Code of Best Practice.

Legal Proceedings

As at 30th June, 2002, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company as far as the Company is aware of.

DOCUMENTS FOR INSPECTION

Besides this announcement, the Company will file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for year 2002 will be available at the following addresses and website:

PRC	Huaneng Power International, Inc.	
	West Wing, Building C	
	Tianyin Mansion	
	2C Fuxingmennan Street	
	Xicheng District	
	Beijing	
	People's Republic of China	
	Telephone Number:	(8610) 6649 1999
	Fax Number:	(8610) 6649 1860
	Postal code:	100031
Hong Kong	Rikes Communications Limited	
	Room 701, Wanchai Central Building	
	89 Lockhart Road	
	Wanchai	
	Hong Kong	
	Telephone No:	(852) 2520 2201
	Fax No:	(852) 2520 2241

Website of the Company: http://www.hpi.com.cn

By Order of the Board
Li Xiaopeng
Chairman

Beijing, the PRC

7th August, 2002

A. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL ACCOUNTING STANDARDS ("IAS")

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED) FOR THE SIX MONTHS PERIOD ENDED 30TH JUNE, 2002

(Amounts expressed in thousands of Rmb, except per share data)

		For the six months period ended 30th June,	
	Note	**2002**	**2001**
			(Note 8)
Operating revenue, net	3	7,861,204	7,455,908
Operating expenses:			
Fuel		(2,862,970)	(2,331,880)
Maintenance		(268,548)	(371,079)
Depreciation		(1,579,206)	(1,656,818)
Labor		(433,642)	(356,189)
Transmission fees		(11,906)	(16,294)
Service fees to HIPDC		(143,703)	(153,665)
Others		(140,105)	(203,133)
Total operating expenses		(5,440,080)	(5,089,058)
Profit from operation		2,421,124	2,366,850

Interest income		73,021	52,761
Interest expense		(266,684)	(501,402)
Exchange losses, net		(6,625)	(8,142)
Total financial expenses		(200,288)	(456,783)
Share of loss of an associate		(16,935)	(1,626)
Profit before taxation		2,203,901	1,908,441
Taxation	4	(381,966)	(318,756)
Profit after taxation		1,821,935	1,589,685
Minority interests		(44,658)	(31,370)
Net profit attributable to shareholders		1,777,277	1,558,315
Basic earnings per share (Rmb)	6	0.30	0.28
Fully diluted earnings per share (Rmb)	6	0.29	0.27

Notes

1. **Principal Accounting Policies**

The accompanying condensed consolidated financial statements are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Committee and Appendix 16 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The principal accounting policies adopted for the preparation of the condensed financial statements as at and for the six months ended 30th June, 2002 are consistent with those adopted for the preparation of the financial statements as at and for the year ended 31st December, 2001.

2. **List of Subsidiary**

(i) Details of the consolidated subsidiary of the Company as at 30th June, 2002 were as follows:

Name of subsidiary	Country and date of incorporation	Company's equity interest	Registered capital	Principal activities
Weihai Power Plant	PRC 22nd November, 1993	60%	Rmb761,832,800	Power generation

(ii) After obtaining all necessary approval from relevant authorities on 18th June, 2002, the Company acquired 25% equity interest from the minority shareholders of Jining Power Plant for a consideration of approximately Rmb109 million in cash.

3. **Sales of Electric Power**

Operating revenue represents amounts billed for electricity generated and transmitted to the ultimate consumers through the respective regional or provincial power companies (net of Value Added Tax ("VAT") and deferred revenue). Revenues are recognized upon transmission of electricity to the power grid controlled and owned by the respective power companies. Deferred revenue represents the excess of the major repair and maintenance expenses determined on the basis of 1% of the fixed assets cost recoverable through the tariff setting process over the major repair and maintenance expenses actually incurred.

4. **Taxation**

Certain of the power plants, being located in specially designated regions or cities, are subject to preferential income tax rates. In addition, all power plants (except for Dezhou Power Plant, expansion projects other than Shangan Power Plant Phase II, Jining Power Plant and Weihai Power Plant) are exempted from the PRC income tax for two years starting from the first profit-making year (after covering any accumulated deficits) followed by a 50% exemption of the applicable tax rate for the next three years ("tax holiday"). For the six months ended 30th June, 2002, the weighted average effective tax rate applicable to the Company is 17% (for the six months ended 30th June, 2001 the weighted average effective tax rate was 17%).

As at 30th June, 2002, the Company and its subsidiary had not received any notification from the relevant tax authority in respect of any material change of the present tax rates applicable to the Company and its subsidiary.

5. **Profit Appropriation**

Dividends declared

On 15th May, 2002, the shareholders approved the declaration of dividends of Rmb0.30 per share, totalling Rmb1,800 million in respect of the year ended 31st December, 2001 in their annual general meeting. As at 30th June, 2002, dividends of approximately Rmb1,786 million have been paid.

Statutory surplus reserve fund and statutory public welfare fund

For the six months ended 30th June, 2002, 10% and 7.5% of the after-tax profits, as reflected in the Company's statutory financial statements prepared under PRC GAAP, have been appropriated to the statutory surplus reserve fund and the statutory public welfare fund, respectively. The appropriation for the statutory surplus reserve fund and the statutory public welfare fund are reflected in the balance sheet under shareholders' equity as dedicated capital.

6. **Earnings Per Share**

The calculation of earnings per share is based on the net profit attributable to shareholders of approximately Rmb1,777 million (for the six months ended 30th June, 2001: Rmb1,558 million) and the weighted average number of 6,000 million (for the six months ended 30th June, 2001: 5,650 million) ordinary shares in issue during the period.

The calculation of fully diluted earnings per share is based on the adjusted net profit attributable to shareholders of Rmb1,813 million (for the six months ended 30th June, 2001: Rmb1,623 million) and the adjusted weighted average number of 6,251 million (for the six months ended 30th June, 2001: 5,965 million) ordinary shares in issue during the period. The calculation assumes that the 1.75% convertible notes had been fully converted during the period.

7. **Subsequent Event**

On 9th May, 2002, the Company entered into an agreement with Huaneng Group under which the Company agreed to acquire from Huaneng Group 70% equity interest in Shanghai Shidongkou Power Limited Company, 70% equity interest in Suzhou Industrial Park Huaneng Power Limited Liability Company, 44.16% equity interest in Jiangsu Huaneng Huaiyin Power Plant and all of the assets and liabilities of China Huaneng Group Corporation Zhejiang Changxing Power Plant (the "Acquisition"). The total consideration for the Acquisition was Rmb2,050 million payable in cash using internal surplus cash resources.

The power plants under the Acquisition comprise coal-fired power generation facilities in Jiangsu province or Zhejiang province. The power generated by the power plants are sold to the respective provincial power companies. The proportionate share of the total installation capacity of these power plants based on the equity interests held is 1,686.6 MW in total.

The Acquisition became effective on 1st July, 2002 as the Company obtained the ownership and control over the relevant assets, after obtaining all the necessary government approvals on the Acquisition and the payment of the purchase consideration on that date.

8. **Prior Year Comparatives**

Certain 2001 comparative figures have been reclassified to conform to the current period's presentation.

B. FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS ("PRC GAAP")

(Amounts Expressed In Rmb)

1. **Financial highlights and financial ratios**

	The Company and its subsidiary	**The Company and its subsidiaries**
	For the six months period ended 30th June, 2002	**For the six months period ended 30th June, 2001**
Net profit (Rmb)	1,820,890,668	1,646,858,472
Net profit after deducting non-recurring items (Rmb)	1,829,672,870	1,660,734,866
Return on net assets (fully diluted) (%)	6.29	6.80
Return on net assets (weighted average) (%)	6.49	7.10
Earnings per share (fully diluted) (Rmb/share)	0.30	0.29
Earnings per share (weighted average) (Rmb/share)	0.30	0.29
Net cash inflow from operating activities per share (fully diluted) (Rmb/share)	0.59	0.57
Net cash inflow from operating activities per share (weighted average) (Rmb/share)	0.59	0.57

	The Company and its subsidiary	**The Company and its subsidiaries**
	As at 30th June, 2002	**As at 31st December, 2001**

	2002	December, 2001
Shareholders' equity (Rmb)	28,946,454,673	27,125,564,005
Net assets per share (fully diluted) (Rmb/share)	4.82	4.52
Net assets per share (weighted average) (Rmb/share)	4.82	4.78
Adjusted net assets per share (fully diluted) (Rmb/share)	4.82	4.52
Adjusted net assets per share (weighted average) (Rmb/share)	4.82	4.77

Note: Formula of key financial ratios

Earnings per share (fully diluted)	=	Net profit / Total number of ordinary shares as at period end
Return on net assets (fully diluted)	=	Net profit / Shareholders' equity as at period end x100%
Net assets per share (fully diluted)	=	Shareholders' equity as at period end / Total number of ordinary shares as at period end

Note: Non-recurring items deducted:

Items	**Amount**
Non-operating income	8,913,645
Non-operating expenses	(18,506,643)
Related tax effect	810,796
Total	(8,782,202)

2. **Profit and Loss Account**
For the six months period ended 30th June, 2002
(Amounts expressed in Rmb)

	For the six months period ended 30th June, 2002		For the six months period ended 30th June, 2001	
	The Company and its subsidiary	The Company	The Company and its subsidiaries	The Company
Operating revenue	7,965,521,030	7,131,203,236	7,469,498,234	6,602,716,519
Less: Operating expenses	(5,366,300,705)	(4,775,015,649)	(4,882,259,533)	(4,235,812,437)
Less: Sales tax and surcharges	(12,083,246)	(2,551,088)	(13,589,809)	(3,412,031)
Profit from principal activities	2,587,137,079	2,353,636,499	2,573,648,892	2,363,492,051
Add/(less): Profit (loss) from other operations	1,590,549	612,453	(921,524)	(1,054,610)
Less: General and administrative expenses	(80,194,856)	(51,875,407)	(103,850,312)	(84,065,989)
Financial expenses, net	(251,892,025)	(227,915,903)	(457,236,901)	(420,957,214)
Operating profit	2,256,640,747	2,074,457,642	2,011,640,155	1,857,414,238
(Less)/add: Investment (loss) income	(16,121,262)	69,543,584	(779,509)	76,702,654
Non-operating income	8,913,645	1,022,994	2,928,542	2,927,656
Less: Non-operating expenses	(18,506,643)	(12,089,500)	(16,804,936)	(16,742,686)
Profit before taxation and minority interests	2,230,926,487	2,132,934,720	1,996,984,252	1,920,301,862
Less: Taxation	(367,689,104)	(312,044,052)	(318,755,794)	(273,443,390)
Minority interests	(42,346,715)	--	(31,369,986)	–
Net profit	1,820,890,668	1,820,890,668	1,646,858,472	1,646,858,472
Add: Unappropriated profit brought forward	8,160,857,821	8,160,857,821	6,961,104,819	6,961,104,819

Unappropriated profit	9,981,748,489	9,981,748,489	8,607,963,291	8,607,963,291
Less: Transfer to statutory surplus reserve fund	(182,089,067)	(182,089,067)	(164,685,847)	(164,685,847)
Transfer to statutory public welfare fund	(136,566,800)	(136,566,800)	(123,514,385)	(123,514,385)
Profit distributable to shareholders	9,663,092,622	9,663,092,622	8,319,763,059	8,319,763,059
Less: Dividends	--	--	--	--
Unappropriated profit carried forward	9,663,092,622	9,663,092,622	8,319,763,059	8,319,763,059
Earnings per share - weighted average	0.30	0.30	0.29	0.29
Earnings per share - fully diluted	0.30	0.30	0.29	0.29

3. **Accounting Policies**

The Company and its subsidiary adopt the "Accounting Standards for Business Enterprises" and "Accounting Systems for Business enterprises" of the PRC ("PRC GAAP").

During the Accounting Period, there was no material change of accounting policies or accounting estimate and no material accounting error.

During the Accounting Period, there was no change on the scope of consolidation.

4. **Related Party Transactions**

(1) *Basic information and nature of relationship with the Company*

Related party includes:

(i) Enterprises that, directly or indirectly, control, or are controlled by, the reporting enterprise; and two or more enterprises subject to control from the same enterprise;

(ii) Joint ventures;

(iii) Associated enterprises;

(iv) Principal individual investors, key management personnel, or the close family members of such individuals;

(v) Other enterprises directly controlled by principal individual investors or key managementpersonnel, or the close family members of such individuals.

Huaneng International Power Development Corporation ("HIPDC") is the parent of the Company, details are as follows:

Name	**Type of business**	**Legal representative**	**Place of incorporation**	**Registered capital**	**Principal activities**
HIPDC	Joint venture	Mr. Li Xiaopeng	No.2 Fuxingmen South Street, Xi Cheng District, Beijing	USD450 million	Investment in Power Plants, develop and invest in other export-oriented enterprises

There was no change in the registered capital for HIPDC for six months ended 30th June, 2002.

The shares of the Company owned by HIPDC and the movements are as follows (expressed in shares):

As at 31st December, 2001	Addition	Deduction	As at 30th June, 2002
2,554,840,000	--	--	2,554,840,000

Other related parties, which have no direct control but have transactions with the Company and its subsidiary, are as follows:

Name of related parties	Nature of relationship
China Huaneng Group Corporation ("China Huaneng Group")	Controlling parent company of HIPDC
China Huaneng Finance Company ("Huaneng Finance")	A subsidiary of China Huaneng Group
Shandong Electricity Power Group Corporation ("SEPCO").	Former minority shareholder of Jining Power Plant
Weihai International Trust and Investment Corporation ("WITIC")	Minority shareholder of Weihai Power Plant
China Huaneng International Trade Economics Corporation ("CHITEC")	A subsidiary of China Huaneng Group

(2) *Related party transactions*

a. Pursuant to the relevant service agreements, HIPDC provides transmission and transformer facilities to some of the power plants of the Company and receives service fees. Such service fees represent recoverable costs for rate setting purposes. For the Shangan Power Plant, the Fuzhou Power Plant and the Shantou Oil-Fired Power Plant, such service fees include various costs of transmission incurred by HIPDC plus a profit margin of 10% of the average net book value of HIPDC's transmission facilities. For the Shantou Power Plant, the Shangan Power Plant Phase II and the Shanghai Power Plant, the annual service fees were fixed and equal to 12% of the original book value of HIPDC's transmission and transformer facilities. The total service fees paid to HIPDC for the six months period ended 30th June, 2002 was approximately Rmb144 million (for the six months period ended 30th June, 2001: RMB154 million).

b. At the time of the formation of the Company, the Company should pay land use rights fee for the land use rights obtained, regardless whether the five original operating plants obtained the land use rights previously or not. Thus, HIPDC paid approximately Rmb148 million to obtain the land use rights pertaining to existing sites occupied by the five original operating plants and transferred such land use rights to the Company at the same amount. Payments to HIPDC for the land use rights are being made in 10 equal, non-interest bearing, annual installments starting from 1994. Such land use rights are recorded as intangible assets in the balance sheets and amortized in 50 years according to the land use rights terms.

c. In accordance with the leasing agreement entered into between the Company and HIPDC, the land use right of the Shanghai Power Plant is leased to the Company for a period of 50 years at an annual rental payment of Rmb6 million. During the six months period ended 30th June, 2002, the Company paid rental amounting to Rmb3 million to HIPDC (for the six months period ended 30th June, 2001: RMB3 million).

d. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use right of the Nanjing Power Plant is leased to the Company for 50 years with an annual rental payment of Rmb1.334 million.

e. As at 30th June, 2002, current deposits of approximately Rmb2,399 million (as at 31st December, 2001: approximately Rmb64 million) and fixed deposits of approximately Rmb783 million (as at 31st December, 2001: approximately Rmb3,689 million) were placed with Huaneng Finance. There was no material difference between the interest rate of the current and fixed deposits placed with Huaneng Finance and prevailing market interest rate.

f. Pursuant to a leasing agreement between the Company and HIPDC, HIPDC agreed to rent out its building to the Company as office for 5 years at an annual rental of Rmb25 million effective from 1st January, 2000.

g. Long-term loans from HIPDC (including current portion) comprised:

	As at 30th June, 2002			
	Currency	**Original**	**Exchange rate**	**Amounts in RMB**
Foreign currency bank loans on-lent by HIPDC	USD	94,008,776	8.2771	778,120,058
Less: current portion of long-term loans	USD	(23,534,464)	8.2771	(194,797,114)

Total	70,474,312	583,322,944

As at 30th June, 2002, long-term loans from shareholders comprised:

Lender	As at 30th June, 2002	Repayment period	Interest rate	Current portion
Bank loans on-lent by HIPDC				
Bank of China	77,763,925	1997-2004	LIBOR+0.9%	194,440,981
Banque de Paribus	356,133	1988-2002	7.40%	356,133
Total	78,120,058			194,797,114

The foreign currency bank loans bear interest at the prevailing lending rates, which are either fixed or floating as prescribed by the loan contract and are repayable in accordance with the repayment schedules set by the banks.

The foreign-currency bank loans were previously borrowed by HIPDC for financing the construction of power plants. All these outstanding long-term bank loans were restructured. HIPDC continued to borrow the loans from the banks and then on-lent the proceeds to the Company as shareholders loans. The existing terms of the loans including interest rates and repayment schedules remained intact after the restructuring.

h. As at 30th June, 2002, long-term loan from WITIC amounted to Rmb108,787,009 (current portion of the loan is nil). The loan was borrowed by the Weihai Power Plant from WITIC to finance its construction with interest at 6.21% per annum. The loan is unsecured and is payable in accordance with the repayment schedules (from 1994 to 2004).

i. As at 30th June, 2002, short-term loans amounting to Rmb100 million (as at 31st December, 2001: Rmb40 million) were borrowed by the Company and its subsidiary from Huaneng Finance. The interest rates of such loans have no material difference with the prevailing market interest rate.

j. As at 30th June, 2002, long-term bank loans of approximately Rmb6,114 million, Rmb1,105 million and Rmb300 million were guaranteed by HIPDC, Huaneng Group and WITIC, respectively (as at 31st December, 2001: Rmb8,868 million, Rmb1,666 million and Rmb300 million).

k. In accordance with an equipment import agency service agreement entered into between Shandong Huaneng Power Development Co., Ltd. ("Shandong Huaneng") and CHITEC, the Company is required to pay an agency fee at 0.5% of the value of imported equipment in return for the agency service provided by CHITEC. For the six months ended 30th June, 2002, the Company paid an agency fee to CHITEC amounted to US$0.328 million for equipment transportation and insurance service received (for the six months period ended 30th June, 2001: US$1.428 million).

l. As at 21st June, 2002, Weihai Power Plant, the subsidiary of the Company, proposed dividend for the year ended 31st December, 2001 after the approval of Board of Shareholders. The dividend to be distributed to WITIC, the minority interest of the Weihai Power Plant, amounted to Rmb50,405,824.

m. Sales of the Company and its subsidiary to a related party:

	For the six months period ended 30th June, 2002		For the six months period ended 30th June, 2001	
	Amount	Percentage	Amount	Percentage
	(Rmb)		*(Rmb)*	
Sales of electricity power to SEPCO	1,720,286,935	21.62%	1,718,799,354	23.01%

C. NET PROFIT RECONCILIATION BETWEEN PRC GAAP, INTERNATIONAL ACCOUNTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING STANDARDS ("US GAAP")

The financial statements, which are prepared by the Company and its subsidiary in conformity with PRC GAAP, differ in certain respects from IAS and US GAAP. Major differences between PRC GAAP, IAS and US GAAP which affect the net profit of the Company and its subsidiary are summarized below:

	Net Profit	
	For the six months period ended 30th June	
	2002	**2001**
Net Profit under PRC GAAP	1,820,890,668	1,646,858,472
Impact of IAS adjustments:		
Effect of recording repair and maintenance cost based on rate making process (a)	(92,233,553)	(84,642,063)
Difference in the basis of determining the amount of materials and supplies charged to operating expenses upon usage (b)	1,017,703	1,205,746
Difference in the recognition policy on housing benefits to the employees of the Company (c)	6,710,677	(4,347,529)
Difference in the recognition of financial liabilities (f)	3,563,641	(8,504,265)
Difference in accounting treatment of amortised cost of the liability component and put option relating to the convertible notes (g)	(32,376,779)	--
Difference in capitalization of borrowing costs (h)	83,981,026	--

Applicable deferred tax impact of the above GAAP differences (i)	(14,276,774)	--
Others	--	7,744,239
Net Profit under IAS	1,777,276,609	1,558,314,600
Impact of US GAAP adjustments:		
Recording housing benefits provided by HIPDC (c)	(13,076,285)	(13,076,285)
Difference in amortization of negative goodwill (d)	(123,639,182)	(43,545,380)
Difference in accounting treatment of convertible notes (g)	(9,567,499)	--
Difference in capitalization of borrowing costs (h)	(83,981,026)	--
Applicable deferred tax impact of the above GAAP differences (i)	32,822,652	--
Income before cumulative effect of a change in accounting principle under US GAAP	1,579,835,269	1,501,692,935
Effect of accounting change relating to the adoption of Statements of Financial Accounting Standards ("SFAS") 141 and SFAS 142 (e)	1,449,673,637	--
Deferred tax impact (i)	(333,825,791)	--
Net Profit under US GAAP	2,695,683,115	1,501,692,935

(a) **Recording of repair and maintenance cost based on rate making process**

Under the rate making process applicable to the Company (except for Dezhou Power Plant, Weihai Power Plant and Jining Power Plant), major repair and maintenance expenses determined on the basis of 1% of the fixed asset cost is allowed as an expense recoverable through power rates. The Company estimates that, over the useful life of its power plants, this basis would approximate the total expenses for major repair and maintenance expenses actually incurred. In a particular year, to the extent that the actual repair and maintenance expenses incurred is less than the amount determined on the above basis, the difference represents revenue collected in excess of actual expenses incurred. Such difference is recorded as deferred revenue under IAS and US GAAP. For PRC statutory financial reporting purposes, in accordance with the requirement of PRC GAAP, no such amount is recorded and revenue is determined and recognized based on the actual amount of electricity transmitted to the grid and the prevailing approved power rates.

(b) **Difference in the basis of determining the amount of material and supplies**

Under PRC GAAP, materials and supplies have been restated to the appraised value determined by independent valuer during the reorganization of the five original operating plants in 1994 and the appraised value has been used as the basis in determining the amount charged to operating expenses upon actual utilization. Under IAS and US GAAP, materials and supplies are charged to operating expenses at cost based on actual utilization.

(c) **Difference in the recognition policy on housing benefits to the employee of the Company**

The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are born by the Company and HIPDC respectively.

For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses. Under IAS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service life of the employees. Under US GAAP, in addition to the recognition of the housing benefits provided by the Company on the above basis, the amount of housing benefits provided by HIPDC to the employees of the Company are also reflected as the Company's operating expenses using the same amortization policy. The corresponding amount is recorded as an addition of capital contribution of HIPDC.

(d) **Amortization of Negative Goodwill Arising from Acquisition of Shandong Huaneng**

As at 1st January, 2001, the Company acquired Shandong Huaneng. Under PRC GAAP and IAS, upon the completion of the Acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng are recorded at fair value. The excess of the fair value of the entire net assets acquired over the total cost of the Acquisition is recorded as negative goodwill.

Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company. Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng ("Acquisition of Shandong Huaneng "). Under US GAAP, upon completion of the Acquisition of Shandong Huaneng, Huaneng Group's proportionate share in the net assets of Shandong Huaneng being transferred to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as capital contribution to the Company.

After the Acquisition of Shandong Huaneng , the book value of the power plants of Shandong Huaneng continue to be the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Accordingly, in accordance with US regulatory accounting requirements, the book value of the remaining 66.91% of the net assets is effectively equal to fair value. The difference between these net asset values and the cash consideration is recorded as a negative goodwill and not taken into consideration when determining rate base in the tariff setting procedures.

As the accounting treatment for acquisition of 33.09% equity interest of Shandong Huaneng from Huaneng Group under US GAAP is different from that under PRC GAAP and IAS, the amount of negative goodwill is different.

In 2001, under PRC GAAP, IAS and US GAAP, the respective amounts of negative goodwill as determined on the basis as described above were recognized as income on a systematic basis over the remaining weighted average useful life of the acquired depreciable or amortizable assets. As the amount of negative goodwill under US GAAP was different from that under PRC GAAP and IAS, the amount recognized as income was also different.

In 2002, the amount of negative goodwill determined under PRC GAAP and IAS continued to be amortized on the same basis as described above. Under US GAAP, there was no amortization of negative goodwill after the adoption of SFAS 141 and SFAS 142 (see (e) below).

(e) **Effect of the adoption of SFAS 141 and SFAS 142**

Under US GAAP, upon the initial adoption of SFAS No. 141 "Business Combination" and SFAS No. 142 "Goodwill and Other Intangible Assets" on 1st January, 2002, the carrying amount of the negative goodwill determined under US GAAP as described in (d) above, net of deferred tax, was written off and recognized as the cumulative effect of a change in accounting principle.

(f) **Accounting treatment of financial liability**

The Company enters into interest rate swap agreements with local banks to convert certain floating rate debts of the same principal amounts and for the same maturities to hedge against interest rate risk. As at 30th June, 2002, the notional amount of the outstanding interest rate swap agreement was approximately US$67 million. For the six months period ended 30th June, 2002, there was a gain amounted to approximately Rmb3.56 million arising from changes in the fair value of the interest rate swaps. Under PRC GAAP, such interest swap contracts are considered as off balance sheet items. Under IAS and US GAAP, derivative instruments are recorded as either assets or liabilities in the balance sheet at fair value, which is determined based on market conditions at each balance sheet date. Changes in the fair value of derivatives are recorded each period in current earnings or recognized directly in equity through the statement of changes in shareholder's equity, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. Since the hedging relationship does not meet all of the conditions required for special hedge accounting as set out in IAS 39 and SFAS 133, such gain or loss was credited or charged to the income statement in current period.

(g) **Accounting Treatment of Convertible Notes**

Under PRC GAAP, the Company had accrued for the put premium liability together with the interest payable on the notes using the effective interest rate of 6.66% as of 21st May 2002. As at 21st May, 2002, all accrued put premium of unredeemed notes was charged to the income statement as reversal of interest expense.

Under PRC GAAP and US GAAP, the entire proceeds of the issue of convertible notes were recorded as long-term liabilities without distinguishing between the equity and liability components. Under IAS, the proceeds received on the issue of the convertible notes were allocated into liability and equity components. Upon initial recognition, the liability component represented the present value, at the issuance date, of the contractually determined stream of cash flows discounted at the market interest rate for instruments of comparable credit status providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component was then determined by deducting the liability component from the proceeds received on the issue of the notes.

In accordance with IAS 39, which was effective on 1st January, 2001, the put option of the convertible notes, which allowed the noteholders to redeem the convertible notes at a premium, was separated from the host contract and accounted for as an embedded derivative. This put option was recorded as a liability and measured at its fair value. When IAS 39 was initially applied in 2001, the difference between the previous carrying amount and the fair value of the put option was recognised as an adjustment to the opening retained earnings as at 1st January, 2001. In addition, the liability component was measured at amortized cost and the resulting difference with the previous carrying amount was recognised as an adjustment to the opening retained earnings at as 1st January, 2001. After initial recognition, subsequent changes in the value of the put option and the amortised cost of the liability component were charged or credited to income statements.

Under US GAAP, it is permitted not to measure the put option separately at its fair value, as it represents a derivative embedded in pre-1998 hybrid instrument. The Company continued to accrue for the put premium liability together with the interest payable on the notes using effective interest rate of 6.66% up to the redemption date of 21st May, 2002. A portion of the convertible notes was not redeemed by the noteholders on 21st May, 2002. Under US GAAP, the relevant portion of the accrued put premium attributable to the remaining convertible notes not redeemed was amortised as a yield adjustment over the remaining term of the convertible notes because the put price exceeded the market value of the ordinary shares of the Company at the time of the redemption.

(h) **Capitalization of borrowing costs**

Under PRC GAAP, the capitalization of interests is limited to specific borrowings. No interest can be capitalized on general borrowings.

In accordance with IAS 23, the Company capitalized interests on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interests on specific borrowings.

Under US regulatory accounting requirements, interests on funds borrowed generally and used for the purpose of obtaining a qualifying assets were not capitalized if such interests were not taken into consideration when determining the recoverable rate base for tariff setting purposes.

(i) **Deferred Tax impact**

This represents deferred tax effect on the above GAAP differences where applicable.p

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ______________

Name: Wang Xiaosong
Title: Vice Chairman

Date: August 9, 2002